SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 South Grand Avenue
                       Los Angeles, California 90071-3144
                                 (213) 687-5000
                              Fax: (213) 687-5600

                                    January 6, 2006


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

Attention:        Charito A. Mittelman, Esq.
                  Owen Pinkerton, Esq.
                  Division of Corporation Finance

         Re:      National Property Investors 6
                  Schedule 14A Proxy Statement
                  Filed December 16, 2005
                  File No. 0-13454


Ladies & Gentlemen:

         On behalf of National Property Investors 6 ("NPI 6"), we are responding to your comment letter, dated December 29, 2005, regarding the
Schedule 14A Proxy Statement referred to above (the "Proxy Statement"). We have set forth below the comment and NPI 6's response:

         Comment: We note that National Property Investors 6 intends to solicit consents from limited partners to sell two of its three remaining property interests to SH Partners, L.P., an entity partially owned and controlled by an affiliate of the registrant. It appears that your proposed transaction may constitute a first step in furtherance of a going private transaction pursuant to Rule 13e-3 of the Exchange Act. Please provide us with a detailed analysis as to the applicability of Rule 13e-3 to your transaction and any obligation you may have to provide additional disclosure on Schedule 13e-3.

         Response: Rule 13e-3 (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), defines a "Rule 13e-3 transaction" as any transaction or series of transactions involving one or more specified transactions which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the specified effects. The specified transactions are:

     o a purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

     o a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

     o a solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

          The specified effects are:

     o causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to be held of record by less than 300 persons; or

     o causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

         The NPI 6 Proxy Statement describes a transaction in which two properties, Place du Plantier Apartments and Fairway View I Apartments (together, the "Sale Properties"), will be sold to SH Partners, L.P. ("SH Partners") or the California State Teachers' Retirement System ("Calstrs") (or its designee). NPI 6 does not believe that this constitutes a Rule 13e-3 transaction for the following reasons:

         1. It is neither one of the specified transactions, nor part of a series of transactions involving one or more of the specified transactions.

         The transaction does not involve a purchase or tender offer relating to any NPI 6 equity security, and neither NPI 6 nor any of its affiliates has any current intention of effecting any such purchase or tender offer. Although there is a solicitation subject to Regulation 14A, it does not involve any of the specified transactions. The two Sale Properties do not constitute substantially all of the assets of NPI 6. NPI 6 will continue to own Colony at Kenilworth Apartments, which represented more than 48% of NPI 6's fixed assets, net of accumulated depreciation, at November 30, 2005, and more than 53% of NPI 6's property revenue for the eleven months ended November 30, 2005. Consistent with its fiduciary duties and responsibilities to the limited partners of NPI 6, the general partner of NPI 6 may, in the future, consider a sale of the remaining property, but there is no current plan or intention to sell or dispose of it.

         In addition, NPI 6 does not believe that the purchaser of the two Sale Properties should be considered an "affiliate," as that term is intended to be used in the Rule. Calstrs is a public entity that is not affiliated with NPI 6. SH Partners is a joint venture between Calstrs and affiliates of NPI 6 (collectively referred to as "Aimco"). Although Aimco owns a 33.3% interest in SH Partners, and acts as general partner of SH Partners, the limited partnership agreement for SH Partners would be amended to provide that Calstrs will contribute all of the funds necessary for SH Partners to pay the purchase price and related expenses, and Aimco will not be entitled to receive any distributions or allocations of gain or loss with respect to SH Partners' investment in the Sale Properties.

         The amended limited partnership agreement for SH Partners would give Calstrs (and not Aimco) control over the Sale Properties acquired by SH Partners. Under the limited partnership agreement, the general partner is not permitted to take any action on certain matters (collectively, "Major Decisions") without the prior approval of a management committee comprised of three representatives of Calstrs and three representatives of Aimco. Major Decisions include, among other things, the sale or other transfer of a property, any lease with a term of more than two years, any financing or refinancing, approval of business plans and budgets for each project, expenditures outside of the approved plan or budget, material agreements, employment of consultants, legal proceedings outside the ordinary course and bankruptcy filings. As amended, the SH Partners agreement would give the Calstrs representatives sole and exclusive authority to make all Major Decisions with respect to the Sale Properties. Representatives of Aimco that serve on the SH Partners management committee would have no authority whatsoever with respect to the Sale Properties. Although an Aimco affiliate has agreed to enter into one or more management agreements to act as the property manager of each of the Sale Properties, Calstrs could terminate any or all such management agreements upon 30 days notice, in its sole discretion without any payment or penalty. The amended limited partnership agreement would also provide that Calstrs would have the right at any time to direct SH Partners to sell any of the Sale Properties to a third party, or to transfer title to any or all of the Sale Properties to Calstrs or its designee for no consideration.

         In substance, the transaction is an arms-length transaction between NPI 6 and Calstrs, which negotiated all of the terms of the purchase and sale agreement on behalf of SH Partners. In this context, NPI 6 does not believe that this transaction has the potential for abuse or overreaching associated with the types of transactions intended to be covered by the Rule, and SH Partners should not be considered an affiliate for purposes of the Rule.

         2. There is not a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the specified effects.

         NPI 6 equity securities are neither listed on a national securities exchange nor authorized to be quoted in an inter-dealer quotation system of a registered national securities association, and the transaction will not cause the NPI 6 limited partnership units to be held of record by less than 300 persons. The transaction will have no effect on the number of holders of record of outstanding limited partnership units. As noted above, neither NPI 6 nor any of its affiliates has any current intention of effecting any purchase of, or tender offer for, its limited partnership units.

                                    * * * *

         Please note that NPI 6 will be filing a letter next week which acknowledges that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope that this addresses your comment adequately. If you have any questions, please contact me at (213) 687-5396.


                                                     Very truly yours,

                                                     /s/ Jonathan L. Friedman

                                                     Jonathan L. Friedman

cc:      Martha Long
         Danielle McClure
         Miles Cortez, Esq.
         Derek McCandless, Esq.
         Meryl Chae, Esq.
         Joseph Coco, Esq.